CONSULTING AGREEMENT



PARTIES:                     (1)GOTTSCHALKS, INC., a
                                Delaware Corporation
                                ("Company");

                                     and

                            (2)GERALD H. BLUM ("Consultant").

RECITALS:

               A.Consultant has been employed by the Company since
September, 1951. Since that time, Consultant has had a wide variety of experience in all aspects of the Company's business.
From February, 1982 to November, 1993, Consultant served as
President and Chief Operating Officer of the Company.  Effective
November 11, 1993, Consultant resigned his position as President and Chief Operating Officer of the Company and assumed the position of Vice Chairman of the Board of Directors of the Company, while remaining an employee of the Company and continuing to perform many of the same duties he performed in the past.
               B.The Company recognizes the extensive experience that Consultant has in the retailing industry and his unique and lengthy involvement in the Company's growth and success. The
Company wishes to continue to draw on Consultant's knowledge and experience, and Consultant wishes to continue his relationship with the Company but at a reduced level, but not less than a half-time basis as compared to the period immediately preceding the effective date of this Agreement.
                  NOW, THEREFORE, in consideration of the foregoing and of the respective covenants and agreements of the parties herein contained, the parties hereto, intending to be legally bound, agree as follows:
               Section 1.  Term of Consulting Duties.  The Company
hereby employs Consultant and Consultant hereby accepts employment as a consultant with the Company for the period of June 1, 1994 through May 31, 1999. On June 1, 1995, and each
June 1 thereafter, the term of this Consulting Agreement
("Agreement") shall be extended by one (1) additional year, unless (i) otherwise terminated in Section 4 Termination hereinbelow or (ii) the Company, through its Board of Directors, elects on or before May 1, 1995, or on or before any May 1 of any year thereafter, not to extend the term of this Consulting
Agreement, in which case the term of this Agreement shall not be extended and the Agreement shall terminate on June 1 of the year, four (4) years thereafter.
               Section 2. Duties of Consultant. Consultant is hereby hired to perform services for the Company as a Consultant in the areas of Consultant's expertise as specified on Exhibit "A" attached hereto to the extent permitted by Consultant's mental and physical health. Consultant hereby resigns, effective immediately, as Secretary of the Company. Consultant may, so long as he continues to be re-elected, continue to serve as Vice
Chairman of the Board, provided that Consultant shall not be deemed in that or in any other capacity to constitute an officer of the Company. In that capacity, Consultant shall be under the reasonable direction of the Chief Executive Officer of the Company. Consultant shall also provide advice and counsel, as requested, to the Company's Board of Directors, Executive
Committee and/or Chief Executive Officer and other officers on general managerial matters.
               Section 3. Compensation. The Consultant shall receive the following compensation for his duties hereunder:
                              (a)Salary.  The Company shall pay to Consultant
during the term of this Agreement the annual salary of two hundred thousand dollars ($200,000), payable in equal monthly installments each calendar month during the term of this Agreement. The Company shall continue to deduct state and federal taxes.
                              (b)Expenses.  During the term of this Agreement,
the Consultant shall be entitled to receive prompt reimbursement for all reasonable expenses incurred by him (approved in advance by the Chief Executive Officer) in performing services hereunder, provided that the Consultant properly accounts for such expenses in accordance with Company policy.
                              (c)Fringe Benefits.  During the term of this
Agreement, the Consultant shall be entitled to continue to participate in or receive benefits under all of the Company's employee benefits plans and arrangements in effect on the date hereof, including, but not limited to, health and medical plans for Consultant and his eligible dependents, or plans or arrangements providing the Consultant with at least equivalent benefits thereunder. During the term of this Agreement, the Consultant shall be entitled to participate in or receive benefits under any retirement or pension plan, supplemental retirement or pension plan, profit sharing plan, savings plan, life insurance, stock option, disability, health and medical plans or arrangements made available by the Company in the future to its Chief Executive Officer, President, Chief Operating
Officer, Chief Financial Officer, Senior or Executive Vice
Presidents, or any of them ("Executive Group"), subject to the terms, conditions and overall administration of such plans and arrangements. Nothing paid to the Consultant under any plan or arrangement described in this paragraph (c) whether presently in effect or made available in the future, shall be deemed to be in lieu of compensation to be paid to the Consultant pursuant to paragraph (a) above.
                              (d)Miscellaneous.
                              (1)  Office and Clerical
Expense.
During this Agreement, and in addition to the compensation provided for in this Section 3, the Company shall reimburse
Consultant twelve thousand dollars ($12,000) per year for clerical and office rental expense payable monthly. Consultant shall, within thirty (30) days of the effective date of this Agreement, vacate his current office in the Executive Offices of the Company. Consultant shall be entitled to purchase his desk and office furnishings from the Company at the book value for such furniture and office furnishings as carried on the books of the Company for accounting purposes.
                      (2)  Legal Costs.  The Company shall,
within fifteen (15) days after the effective date of this Agreement, reimburse Consultant for attorneys' fees and costs incurred by Consultant from September 21, 1993, through the effective date of this Agreement in connection with events leading to, and the preparation of, this Agreement. O. James
Woodward III, a member of the Board of Directors of the Company, shall be allowed to review the billing statements for such attorneys' fees and costs to assure their reasonableness;
provided, however, that such review shall not be deemed a waiver of the attorney-client privilege between Consultant and his attorneys with respect to any privileged communications.
               Section 4.  Termination.
                           (a)Death.  This Agreement shall terminate upon
Consultant's death.
                            (b)Disability.  If, as a result of the
Consultant's incapacity due to physical or mental illness, the Consultant shall have been absent from his duties hereunder for 150 consecutive business days, and within 30 days after a Notice of Termination (as hereinafter defined), is given by the Company, if the Consultant shall not have returned to the performance of his duties hereunder, the Company may terminate this Agreement.
                              (c)Cause.  The Company may terminate the
Consulting Duties hereunder "for cause." For the purposes of this Agreement, termination "for cause" shall mean termination because of the Consultant's (i) willful misconduct, (ii) repeated failure to perform stated duties despite written warnings covering a period of at least ninety (90) business days,
(iii) substance abuse, (iv) theft of Company property,
(v) disclosure of Company's trade secrets to Company's competitors without Company approval or (vi) acceptance of employment in a consulting position with a competitor of the Company, any of which must have occurred during the period of this Agreement.
                              (d)Termination By the Consultant.  The
Consultant may terminate this Agreement for any reason by giving a Notice of Termination hereunder to the Company.
                              (e)Notice of Termination.  Any termination by
the Company pursuant to paragraphs (b) or (c) above or by the Consultant pursuant to paragraph (d) above shall be communicated by written Notice of Termination to the other party hereto. For purposes of this Agreement, a "Notice of Termination" shall mean a notice which shall indicate the specific termination provision in this Agreement relied upon and shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination under the provision so indicated.
                              (f)Date of Termination.  Date of termination of
this Agreement shall mean (i) if terminated by his death, the date of his death; (ii) if terminated pursuant to paragraph (b) above, 30 days after Notice of Termination is given, provided that the Consultant shall not have returned to the performance of his duties during such 30-day period; and (iii) if terminated pursuant to paragraphs (c) or (d) above, the date specified in the Notice of Termination.
               Section 5.  Compensation Upon Termination.
                              (a)Compensation Upon Death.  In the event of the
termination of this Agreement by reason of Consultant's death during the first three (3) years of this Agreement, Consultant's spouse or other designated beneficiary shall receive the compensation otherwise payable to Consultant under Section 3(a) above for an additional period of twelve (12) months following such termination, and the terms of Section 6 hereof shall apply.
Payments under Section 6 shall be in addition to any payments the Consultant's spouse, beneficiaries or estate may be entitled to receive pursuant to any other pension or employee benefit plan or life insurance policy maintained by the Company for Consultant.
                              (b)Disability Compensation.  During any period
that the Consultant fails to perform Consulting Duties hereunder as a result of incapacity due to physical or mental illness, the Consultant shall continue to receive his full salary in accordance with Section 3(a) hereof until the Consulting Duties are terminated pursuant to Section 4(b) hereof. If such termination occurs during the first three (3) years of this Agreement, Consultant, or Consultant's spouse or other designated beneficiary in the event of Consultant's death, shall receive the compensation otherwise payable to Consultant under Section 3(a) at the rate in effect at the time Notice of Termination is given for an additional period of twelve (12) months following such termination, and the terms of Section 6 hereof shall then apply.
                              (c)Termination for Cause.  If this Agreement is
terminated "for cause," the Company shall pay Consultant his full salary through the Date of Termination at the rate in effect at the time Notice of Termination is given, and the terms of
Section 6 shall then apply.
                              (d)Voluntary Termination.  If the Consultant
shall terminate this Agreement, the Company shall pay the Consultant, through the Date of Termination, his full salary at the rate in effect at the time Notice of Termination is given, and the terms of Section 6 shall then apply.
               Section 6. Retirement Benefits. Upon termination of this Agreement for any reason, Consultant and/or his beneficiaries shall be entitled to benefits as set forth in this
Section 6:
                              (a)Future Retirement Plan.  Consultant and/or
his beneficiaries shall be entitled to receive retirement or other benefits equivalent to, and for the periods provided for, those benefits that may be adopted by the Company for its "Executive Group" in the future, as described in Section 3(c).
                              (b)Health Insurance.  Upon termination of this
Agreement, Consultant shall be permitted, at Consultant's cost, to continue to participate in the same health and medical plan, or its equivalent, as provided to the "Executive Group." The cost to Consultant shall be the cost of the premium for such health and medical plan, which premium shall be the same as would be chargeable under the Federal COBRA law. Nothing in this
Section 6(b) shall be deemed to modify the provisions of
Section 3(c) which require that the Company pay the premium for the health and medical plan for Consultant during this Agreement.
                              (c)COLA Provision.  If any person occupying the
position of Chairman and/or Chief Executive Officer of the Company ("Retired CEO") retires during the lifetime of Consultant and such Retired CEO's retirement plan or arrangement provides for any type of cost of living adjustment, escalator or other mechanism for increasing the level of retirement benefits for such Retired CEO after the date of such Retired CEO's retirement
("COLA Provision"), the Consultant's compensation under
Section 3(a) and the level of benefits payable under this Section 6 shall be increased by the same percentage as that permitted under the COLA Provision for the Retired CEO.
                              (d)  No Change or Modification.  Notwithstanding
any provisions to the contrary in the retirement or pension plans adopted by the Company in the future for its "Executive Group," the Company shall have no power to modify or terminate the benefits provided under this Section 6.
               Section 7. No Mitigation. The Consultant shall not be required to mitigate the amount of any payment provided for in this Agreement in connection with or following termination of this Agreement by seeking other employment or otherwise, nor shall the amount of any such payment provided for herein be reduced by any compensation earned by the Consultant as the result of employment by another employer after the termination of this Agreement. This shall not restrict the Company from exercising its right to terminate "for cause" under Section 4(c) for Consultant being employed by a competitor.
               Section 8.  Tolling of Limitations Period.  Without
admitting the validity of any possible claims by Consultant, the Company agrees that the statute of limitations shall be tolled, from the effective date of this Agreement through its termination, with respect to any possible claims by Consultant against Company arising out of or in any way relating to Consultant's employment with the Company prior to the effective date of this Agreement.
               Section 9. Attorneys' Fees. In the event of default under this Agreement, the defaulting party shall be liable to the non-defaulting party for all expenses and costs incurred by the non-defaulting party in protecting or enforcing its rights under this Agreement including, but not limited to, reasonable attorneys' fees.
               Section 10.  Successors; Binding Agreement.
                              (a)This Agreement shall not be terminated by the
voluntary or involuntary dissolution of the Company or by any merger or consolidation in which the Company is not the surviving or resulting corporation, or upon any transfer of all or substantially all of the assets of the Company. In the event of any such merger, consolidation or transfer of assets, the provisions of this Agreement shall bind and inure to the benefit of the surviving or resulting corporation, or the corporation to which such assets shall have been transferred, as the case may be.
                              (b)The Company will require any successor
(whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company, by agreement in form and substance satisfactory to the Consultant, to expressly assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place. Failure of the Company to obtain such agreement prior to the effectiveness of any such succession shall be a breach of this Agreement. The Company shall immediately advise Consultant of its failure to obtain such Agreement. As used in this Agreement, "Company" shall mean the Company as hereinbefore defined and any successor to the Company's business and/or assets as aforesaid which executes and delivers the Agreement provided for in this paragraph (b) or which otherwise becomes bound by all the terms and provisions of this Agreement by operation of law.
                              (c)This Agreement and all rights of the
Consultant hereunder shall inure to the benefit of and be enforceable by the Consultant's personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees.
               Section 11.  Notice.  For the purposes of this
Agreement, notices and all other communications provided for in this Agreement shall be in writing and shall be deemed to have been duly given when delivered or mailed by United States registered or certified mail, return receipt requested, postage prepaid, addressed as follows:
               If to the Consultant:

               Gerald H. Blum
               2020 West Alluvial
               Fresno, California  93711

               If to the Company:

               GOTTSCHALKS, INC.
               Post Office Box 28920
               Fresno, California  93729
               Attention:  Board of Directors

Or to such other address as any party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall be effective only upon receipt.
               Section 12. Miscellaneous. No provision of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing signed by the Consultant and such officer or agent as may be specifically designated by the Board of Directors of the Company.
No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time. The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the State of California.
               Section 13.  Validity.  The invalidity or
unenforceability of any provision or provisions of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.
               Section 14. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument.
               Section 15. Entire Agreement. This Agreement, including Exhibit A attached hereto, embodies the entire
Agreement of the parties respecting the employment of the Consultant and his retirement.
               Section 16. Term of Agreement. This Agreement shall be effective on the date last written below and shall terminate as provided in Section 1 hereof except as otherwise provided herein and further provided that any and all covenants governing the payment of benefits as provided in Section 6 hereof shall survive.
///
///
///
 IN WITNESS WHEREOF, the parties have executed this Agreement as of the date written below.

                         "COMPANY"

                      GOTTSCHALKS, INC.


                      By: s/Joseph W. Levy

                      Title: Chairman and Chief Executive Officer

                      Date: May 27, 1994


                      "CONSULTANT"

                      s/Gerald H. Blum

                       Gerald H. Blum



                      Date: May 27, 1994

                            EXHIBIT A



               In addition to advice and counsel on general managerial matters, the Chief Executive Officer may direct Consultant to perform the following duties:
               1.Editing, including selecting the cover story, for the Gottschalks' quarterly newsletter, THE RETAILER. The ultimate decision on articles and copy would remain with the officer designated by the Chief Executive Officer. Subject to approval by the Chief Executive Officer, Consultant will also select the editor.
               2.Review letters of intent, building site locations, leases and any other legal documents specified by the Chief
Executive Officer or the Company's legal counsel.
               3.Organize and chair the annual Top Sales Achiever's
Banquet and Awards function.  With the approval of the Chief
Executive Officer or other designated official of the Company, select the top 20 sales persons for the Company each year.
               4.Consult with outside vendors and administrators concerning fringe benefits, including health insurance, life insurance and disability insurance, and work with officials designated within the Company by the Chief Executive Officer on benefit packages, rates, cost containment, etc.
               5.Continue preparation of a brief history of the Company.
                  6.Represent the Company on the Board of Directors of the following organizations:
                              (a)California Retailer's Association;
                              (b)National Retail Federation;
                              (c)Liberty Mutual Advisory Board; and
                              (d)University of Santa Clara Retail Management
                    Institute.
               7.In order to maintain the Company's presence and visibility, Consultant is encouraged to continue participation in the following organizations and such other organizations as are mutually agreed upon by the Chief Executive Officer and
Consultant:
                              (a)California State University Fresno Business
                    Advisory Council;
                              (b)Fresno County Visitor's and Convention
                    Bureau;
                              (c)C.A.R.E.;
                              (d)Stanford Alumni Association; and
                              (e)Rotary Club of Fresno.
               8.Such other projects and duties as are consistent with Consultant's expertise and experience.